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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           First Regional Bancorp**
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                    33615C
        _______________________________________________________________
                                (CUSIP Number)

Gary M. Horgan
Horgan, Rosen, Beckham & Coren, L.L.P.
21700 Oxnard Street, Suite 1400, Woodland Hills, CA 91365  (818) 340-6100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 27, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Formerly Great American Bancorp

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 33615C                                         PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack A. Sweeney - S.S. No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            526,304

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             526,304

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      526,304

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1    Security and Issuer:
------    -------------------

          Security:      Common Stock, no par value
          Issuer:        First Regional Bancorp
                         1801 Century Park East, Suite 800
                         Los Angeles, California 90067

Item 2    Identity and Background
------    -----------------------

          (a)  Jack Sweeney

          (b)  1801 Century Park East, Suite 800
               Los Angeles, California 90067

          (c) Jack A. Sweeney is a banker and serves as Chairman of the Board and Chief Executive Officer of First Regional Bank/1/ and its holding company, First Regional Bancorp, located at 1801 Century Park East, Suite 800, Los Angeles, California 90067.

          (d)  Jack A. Sweeney - none

          (e)  Jack A. Sweeney - none

          (f)  Jack A. Sweeney - U.S.A.

Item 3    Source and Amount of Funds or Other Consideration
------    -------------------------------------------------

          Mr. Sweeney purchased all of the shares currently owned by him with personal funds.

Item 4    Purpose of Transaction
------    ----------------------

          The securities of the Issuer purchased by Mr. Sweeney have been acquired for investment purposes only. The reporting person currently does not know of or intend to commence any plans or proposals concerning any extraordinary corporate transaction of the Issuer; the sale or transfer of an material amount of assets of the Issuer or its subsidiaries; any change in the present Board of Directors or Management of the Issuer; any material change in the present dividend policy of the Issuer; any other material change in the Issuer's Charter, Bylaws or instruments corresponding thereto; the causing of a class of securities of the Issuer to be delisted from any national securities exchange or ceasing to be authorized to be quoted on NASDAQ; or which would affect the class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of

----------------------------
/1/  Formerly Great American Bancorp

                               Page 3 of 6 Pages
          the Act or any similar action.

          On or about July 31, 1998, the Issuer commenced a private placement in accordance with Regulation D promulgated by the Commission of up to 400,000 shares of Issuer Common Stock at $9.00 per share to raise up to $3,600,000 in additional capital to support the operations of the Company. The issuer's capitalization will change in accordance with the outcome of this private placement.

Item 5    Interest in Securities of the Issuer
------    ------------------------------------

          (a)  Amount beneficially owned:     526,304 shares
               Percent of Class:              21.47%

          (b)  Number of Shares as to which such person has:

                                Jack A. Sweeney

                   (i)   Sole power to vote to
                         direct the vote              526,304

                  (ii)   shared power to vote or
                         to direct the vote                 0

                 (iii)   sole power to dispose or
                         direct the disposition of    526,304

                  (iv)   shared power to dispose
                         of direct disposition of           0

                         Total beneficially owned     526,304

                         Percent of class              21.47%


          (c) The following is a list of transactions which were consummated within sixty (60) days of the date of this filing all of which transactions were consummated for cash:

                                                       Per Share         Where and How
Name of Purchaser     Date     Number of Shares     Purchase Price          Effected
-----------------     ----     ----------------     --------------          --------
Jack A. Sweeney       6/5/98        4,000               $9.25            Private purchase for
                                                                         cash

Jack A. Sweeney      7/27/98       50,000               $9.50            Purchase for cash
                                                                         through Merrill, Lynch,
                                                                         Pierce, Fenner & Smith

                               Page 4 of 6 Pages

          (d)  Not applicable

          (e)  Not applicable

Item 6    Contracts, Arrangements, Understandings or Relationships with
------    -------------------------------------------------------------
          respect to Securities of the Issuer
          -----------------------------------

          Mr. Sweeney holds options under the Issuer's 1991 Stock Option Plan to purchase 45,000 shares of the Issuer's Common Stock. These options are fully vested and exercisable ten years from the date of grant.

Item 7    Materials to be Filed as Exhibits
------    ---------------------------------

          (a) The Issuer's 1991 Stock Option Plan and standard form of Stock Option Agreement were attached as Exhibits 4.1 and 4.2 to the Issuer's Registration Statement on Form S-8 filed with the Commission effective on or about August 20, 1996.

          (b) A copy of the Subscription Booklet which contains the Subscription Agreement being used by the Issuer in connection with the private placement discussed in response to Item 4 hereof is attached as Exhibit 4.1.

                                   SIGNATURE

     After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1998                   Jack A. Sweeney


                                         /s/ Jack A. Sweeney
                                         -------------------
                                         Jack A. Sweeney



                               Page 5 of 6 Pages

                                   AGREEMENT
                                 FILE FORM 13D

     The undersigned hereby agrees that a statement of beneficial ownership on
Schedule 13D shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.

Dated: August 25, 1998

                                    /s/ Jack A. Sweeney
                                    -------------------
                                    Jack A. Sweeney



                               Page 6 of 6 Pages